UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                            MAINLAND RESOURCES, INC.
                            _______________________
                                (Name of Issuer)


               SHARES OF COMMON STOCK, PAR VALUE $0.001 PER SHARE
               __________________________________________________
                         (Title of Class of Securities)


                                    560613101
                                 ______________
                                 (CUSIP Number)


                            PARKLANE INVESTMENTS INC.
                                1 ALEXANDER ROAD
                        KINTNERSVILLE, PENNSYLVANIA 18930
                           TELEPHONE NO. 908.968.0838

________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                                FEBRUARY 25, 2008
             ______________________________________________________
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e0< 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 8 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1.    Names of Reporting Person:   PARKLANE INVESTMENTS INC.
      I.R.S. Identification Nos. of above person (entities only): need
________________________________________________________________________________

2.    Check the Appropriate Box if a Member of a Group (SEE Instructions)

      (a) [ ]
      (b) [ ]

________________________________________________________________________________

3.    SEC Use Only:

________________________________________________________________________________

4.    Citizenship or Place of Organization

      STATE OF NEVADA
________________________________________________________________________________

Number of Shares Beneficially by Owned by Reporting Person With:

                                      (1)
7.    Sole Voting Power:        274,500

8.    Shared Voting Power:          -0-

                                      (1)
9.    Sole  Dispositive  Power: 274,500

10.   Shared Dispositive Power:     -0-
                                                                            (1)
11.   Aggregate Amount Beneficially Owned by Reporting Person:        274,500

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (SEE INSTRUCTIONS):

                                                               (2)
13.   Percent of Class Represented by Amount in Row (11): 24.50%

14.   Type of Reporting Person (SEE Instructions): CO

(1) This figure consists of 274,500 shares of common stock held of record by Parklane Investments, Inc., of which Nicholas Thompson is the sole officer and director, thus having sole dispositive and voting power over the shares. The 274,500 shares of common stock will be increased to 5,490,000 shares of common stock of the Issuer in accordance with a forward stock split of 20 for 1 as approved by the board of directors of the Issuer and to be effectuated by NASDAQ approximately March 10, 2008.

(2) Based on 1,120,500 shares of the Issuer's common stock issued and outstanding as of February 25, 2008.

The class of equity securities to which this statement relates is shares of common stock, par value $0.001 per share (the "Shares"), of Mainland Resources, Inc., a corporation organized under the laws of the State of Nevada (the "Issuer"). The principal executive office of the Issuer is 1404 - 1228 W. HASTINGS Street, Vancouver, British Columbia, Canada V6E 4S6.

ITEM 2.  IDENTITY AND BACKGROUND

A.       NAME OF PERSON FILING THIS STATEMENT:

         This statement is filed by Parklane Investments Inc. (the "Reporting Person"). By the duly authorized representative signing this statement, the Reporting Person agrees that this statement is filed on its behalf.

B.       RESIDENCE OR BUSINESS ADDRESS:

         The business address of the Reporting Person is 1 Alexander Road, Kintnersville, Pennsylvania 18930.

C.       PRESENT PRINCIPAL OCCUPATION AND EMPLOYMENT:

         The Reporting Person is a corporation organized under the laws of the State of Nevada to engage in investment opportunities.

D.       CRIMINAL PROCEEDINGS:

         During the last five years, neither the Reporting Person nor Mr. Thompson have been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors).

E.       CIVIL PROCEEDINGS:

         During the last five years, neither the Reporting Person nor Mr. Thompson have been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or fining any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

In accordance with the terms and provisions of a contractual arrangement, the Reporting Person acquired 274,500 shares of the Issuer's common stock on approximately February 22, 2008 from Rahim Jivraj, the Issuer's President, in a private transaction, for aggregate consideration of $13,725. Organization of the Reporting Person was not finalized by the Nevada Secretary of State until February 25, 2008, thus the date the Reporting Person became the record holder of the 274,500 shares of common stock was effective as of February 25, 2008.

ITEM 4.  PURPOSE OF TRANSACTION

The Reporting Person acquired the Issuer's shares as described in Item 3 for investment purposes.

Subject to all relevant securities law restrictions, the Reporting Person may acquire or dispose of securities of the Issuer from time to time in the open market or in privately negotiated transactions with third parties, subject to and depending upon prevailing market conditions for such securities.

Except as otherwise disclosed herein, Reporting Person has no current plans or proposals that relate to or would result in:

         (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

         (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) any material change in the present capitalization or dividend policy of the Issuer;

         (f)      any  other  material  change  in  the  Issuer's   business  or
                  corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

         (g)      changes  in  the  Issuer's  charter,   bylaws  or  instruments
                  corresponding thereto or other actions which may impede acquisition of control of the Issuer by any person;

         (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j)      any action similar to any of those enumerated above.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

The filing of this statement by the Reporting Person shall not be construed as an admission that the Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statements herein.

         (a) As of February 25, 2008, the Reporting Person was the beneficial owner of 274,500 shares (or approximately 24.50%) of the Issuer's common stock.

         (b) As of February 25, 2008, the Reporting Person had the sole power to vote or to direct the voting of, or to dispose or to direct the disposition of, 274,500 (or approximately 24.50%) of the Issuer's issued and outstanding common stock.

         (c) As of February 25, 2008, and within the sixty day period prior thereto, no transactions involving the Issuer's equity securities had been engaged in by the Reporting Person other than as disclosed herein.

         (d) As of February 25, 2008, to the best knowledge and belief of the undersigned, no person other than the Reporting Person had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer's equity securities.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than as disclosed herein, the Reporting Person does not have any contract, arrangement, understanding or relationship with respect to securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, and (ii) the Reporting Person has not pledged securities of the Issuer nor are the securities of the Issuer held by the Reporting Person subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

None.


                                   SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                               PARKLANE INVESTMENTS INC.


Dated: February 26, 2008.                      By: /s/ NICHOLAS THOMPSON
                                               ____________________________
                                               NICHOLAS THOMPSON, PRESIDENT